Exhibit 99.1

Nuvini Outlines Long-Term Operating Targets Highlighting Scalable SaaS Model

NEW YORK, Nov. 03, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a global SaaS consolidator that acquires and operates profitable B2B software businesses, today announced its long-term operating and profitability targets.

In October, members of Nuvini’s management team purchased shares in the open market using personal funds, reflecting confidence in the Company’s long-term value creation strategy.

As part of the first initiatives led by newly appointed Chief Financial Officer Roberto Otero, Nuvini will begin reporting all financial metrics in U.S. dollars (USD) to enhance transparency and comparability with U.S.-listed software peers.

Nuvini’s outlook remains unchanged. As previously disclosed in October, the Company continues to expect fiscal year 2025 EBITDA in the range of $9 million to $11 million USD, consistent with the previously communicated range of R$50 million to R$60 million, now expressed in U.S. dollars as part of its reporting transition. Future guidance updates, when applicable, will continue to follow Nuvini’s regular disclosure practices.

Management reiterated its focus on operational efficiency and profitable growth as it transitions to USD reporting and prepares to provide updated financial guidance in collaboration with the new CFO.

Over the next three to five years, Nuvini targets:

●	35 to 45% consolidated EBITDA margins, consistent with best-in-class vertical SaaS peers;

●	Strong annual organic revenue growth driven by recurring subscriptions, high retention, and cross-selling synergies; and

●	Continued capital discipline, leveraging AI to enhance both revenue and cost efficiency through shared services and accretive acquisition multiples;

●	A clear path to over $100 million in EBITDA within five years, consistent with models proven by Constellation Software and Roper Technologies.

Capital Allocation Framework

Nuvini’s capital allocation priorities remain clear: (1) execute accretive acquisitions of recurring-revenue SaaS businesses at attractive 3×–5× EBITDA multiples, (2) maintain prudent leverage of 3.0x to 4.0x net debt/EBITDA, and (3) continued focus in shared technology and AI infrastructure to enhance long-term margins and returns on capital.

“Our financial architecture mirrors what successful global SaaS consolidators such as Roper Technologies and Constellation Software have achieved,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini. “We aim to replicate that durable, high-margin model on a global scale with a relentless focus on compounding capital and delivering shareholder value.”

Management will release a brief Capital Markets Update on November 5, 2025, to further elaborate on these targets.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Nuvini Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us